                    Filed by Rational Software Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934
                      Subject Company: Rational Software
                        (Commission File No. 000-12167)


A. Rational Software Corporation distributed the following press release on November 27, 2000

Contacts:      Timothy A. Brennan, Chief Financial Officer
               (408) 863-9900
               ir@rational.com
               ---------------

               David Henshall, Treasurer
               (408) 863-9900
               ir@rational.com


For Press:     Bill Durling, Director of Corporate Communications
               (781) 676 2489
               bdurling@rational.com


RATIONAL SOFTWARE ACQUIRES REMAINING SHARES OF CATAPULSE

The Catapulse Hosted Development Service Accelerates And Extends Rational's Strategy

CUPERTINO, November 27, 2000 -- Rational Software (NASDAQ: RATL), the e-development company, announced today that it has signed a definitive agreement to acquire the remaining shares of Catapulse, Inc. not currently owned by Rational.

Rational invested $50 million in Catapulse in December 1999. Other outside investors include Benchmark Capital. Rational currently owns approximately 35 percent of the fully diluted Catapulse shares.

Under the agreement, Rational would acquire the remaining shares of Catapulse in a stock for stock transaction valued at approximately $405 million (based on a five day average stock price). Rational will issue common shares and assume Catapulse options and warrants equal to approximately 5.4% of its fully diluted shares, 67% of which will be subject to vesting and lock up agreements that will vest and / or be released from lock up over a three to five year period.

The transaction, subject to Rational stockholder approval and other customary conditions including regulatory approvals, is expected to close in the March 2001 quarter and will be accounted for under the purchase method of accounting.

The Catapulse Hosted Development Service (HDS) helps solve the e-software paradox - the need to build higher quality software faster - by delivering the power of Rational Suite as a service over the Internet while relieving customers of the need to create their own infrastructure for building software. In addition, the HDS provides customers with rich content and collaboration capabilities that allow them to share and leverage their software intellectual property.

"Rational's vision is to enable organizations to quickly build higher quality software `anytime, anywhere, any way,'" said Paul Levy, co-founder and Chairman of Rational

Software. "The HDS is a new class of product that immediately complements and accelerates our Rational Suite strategy, providing the benefits of Rational's solution to an even broader audience."

"Over the past year, the Catapulse team has demonstrated progress in several critical areas, including dealing with the technical risks of the HDS, and establishing the viability of its customer and business models," said Mike Devlin, co-founder and CEO of Rational. "Catapulse has been successful in building initial interest in the service, including a substantial multi-year commitment from IBM Global Services."

Rational also indicated that it is making no changes with respect to its financial guidance for the quarters ended December 31, 2000 and March 31, 2001.

Revenue guidance for the fiscal year ending March 31, 2002 has been increased by $50 million to a range of $1.05 billion to $1.15 billion. There is no change to the pro forma earnings per share guidance range of $.75 to $.80.

A conference call is scheduled for today at 3 p.m. Pacific Time to review this announcement. The conference call dial-in number is (888) 791-4030; international (415) 228-4837 - password Rational. A replay of the conference call will be available for two weeks. The replay number is (888) 568-0879; international (402) 998-1551. The conference call remarks will be posted on the company's website at www.rational.com

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the transaction with Catapulse, future financial and operating results of the combined company and benefits of the pending transaction with Catapulse. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; the inability to successfully integrate the Rational and Catapulse businesses; costs related to the transaction; and the general economic environment, dependence on market growth for sophisticated development tools and competition in the market place. More detailed information about these factors is set forth in the reports filed by Rational with the Securities and Exchange Commission. Rational is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Rational will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Rational with the

Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www/sec.gov. Free copies of the registration statement (when available) and other documents filed by Rational with the Securities and Exchange Commission may also be obtained from Rational by directing a request to Rational, Attention: Tim Brennan, 408-863-9900.

Rational and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Rational stockholders in favor of the proposed transaction. These directors and executive officers include Paul Levy, Michael Devlin, Les Denend, Al Schleicher, John Montague, Tom Bogan and Tim Brennan. Collectively, as of March 31, 2000, the directors and executive officers of Rational may be deemed to beneficially own approximately 6.4% of the outstanding shares of Rational common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when they become available.

Chase H&Q, a division of Chase Securities Inc., is financial advisor to the Special Committee of the Board of Directors of Rational Software, and Credit Suisse First Boston is financial advisor to Catapulse, Inc.

About Rational Software Corporation

Rational Software Corporation (Nasdaq: RATL), the e-development company, helps organizations develop and deploy software for e-business, e-infrastructure, and e-devices through a combination of tools, services and software engineering best practices. Rational's e-development solution helps organizations overcome the e-software paradox by accelerating time to market while improving quality. Rational's integrated solution simplifies the process of acquiring, deploying and supporting a comprehensive software development platform, reducing total cost of ownership. IDC has recognized Rational as the market revenue leader in multiple segments of the software development life-cycle management market for four years in a row. Founded in 1981, Rational, one of the world's largest Internet software companies, had revenues of $684 million in its twelve months ended September, 2000 and employs more than 3,400 people around the world. Additional information is available on the Internet at http://www.rational.com.
                                                       -----------------------

About Catapulse

Founded in October 1999 by Paul Levy and Mike Devlin, the original co-founders of Rational Software, Catapulse is leveraging the Internet to provide an unprecedented range of resources designed to change the nature of software development. Through a robust, secure and integrated platform, Catapulse enables professional software teams to work and collaborate more effectively - allowing software-driven products and services to be delivered faster, at lower cost, and with higher quality. Based in Cupertino, in the heart of California's Silicon Valley, Catapulse is backed by Rational Software and Benchmark Capital. For more information, visit www.catapulse.com.
                   ------------------

B. Script of Conference Call Held November 27, 2000 beginning at 3:00 pm Pacific time.

Good Afternoon and welcome to the Rational Software conference call. I'm Tom Bogan, President and COO of Rational.

Joining me today are Rational's co-founders, Paul Levy, Rational's Chairman and Mike Devlin, Rational's CEO

During this call, we may make projections or other forward-looking statements regarding future events or the future financial performance of Rational Software Corporation. We caution you that such statements are just predictions and that actual events or results may differ in a material way. We refer you to the documents the Company files from time to time with the Securities and Exchange Commission, specifically the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. These documents contain and identify important factors that could cause the actual results to differ in a material way from those contained in our projections or forward-looking statements.

Let me begin by reading a portion of the press release that was issued today.

Rational Software, the e-development company, announced today that it has signed a definitive agreement under which it intends to acquire the remaining shares of Catapulse, Inc. not currently owned by Rational

Rational invested $50 million in Catapulse in December 1999. Other outside investors include Benchmark Capital. Rational currently owns approximately 35 percent of the fully diluted Catapulse shares.

Under the agreement, Rational will acquire the remaining shares of Catapulse in a stock for stock transaction valued at approximately $405 million (based on a five day average stock price).

Rational will issue common shares and assume Catapulse options and warrants equal to approximately 5.4% of Rational's fully diluted shares, two-thirds of which will be subject to vesting and lock up agreements that will vest and / or be released from lock up over a three to five year period.

The transaction, subject to Rational stockholder approval and other customary conditions including regulatory approvals, is expected to close in the March 2001 quarter and will be accounted for under the purchase method of accounting.

The full press release is available on the Rational web site.

As we indicated in the press release, Rational invested in Catapulse about one year ago. Our investment was targeted at addressing the key technical and business risks associated with building a new class of product - the Catapulse hosted development service or HDS -- as well as building a team that could focus very specifically on these issues and challenges.

During the past year, Catapulse has built an excellent team and made significant progress in several critical areas. Specifically, it has demonstrated the technical feasibility of the HDS and it is now operational with five customers. Catapulse has also established the viability of the customer and business models and we have concluded that the Catapulse model is synergistic with both the Rational customer model as well as our business model.

As such, we concluded that this is the right time to combine Rational and Catapulse. Due to the related party nature of this transaction, Rational's Board appointed an independent special committee that was responsible for negotiating the transaction for Rational.

As part of the transaction, Rational will acquire the shares of Paul Levy and Mike Devlin, who co-founded Catapulse. These shares originally vested over a four-year period and would have been eligible for accelerated vesting under an acquisition. The shares will be restructured as part of this transaction.

The vested portion of their equity will now be subject to a lock up agreement that will expire ratably over a five-year period. The unvested portion of their equity will now vest over five years commencing with the closing date of the transaction.

Now, let me turn it over to Paul to review the strategy and market opportunity of the combined company, as well as to provide an update on Rational's financial guidance.

Thanks Tom.

There are more than 10 million software development professionals at work around the world today developing the software that virtually every major business depends on. Rational, driven forward by the success of the Rational Suite product line has sold its products to about 500 thousand of these software developers. More than ninety percent of the world's software developers are not taking advantage of the advanced software development technology embodied within the Rational solution creating an enormous "green field" market. The combination of the size of this market and the increasing pressure that every major business is under to develop higher quality software faster presents a huge business opportunity for Rational.

Catapulse accelerates Rational's ability to capitalize on this opportunity. The Catapulse solution is a complete Hosted Development Service or HDS. The HDS is delivered to users over the Internet and includes a powerful set of hosted development tools, web-based collaboration services, a complete infrastructure for the development and reuse of IP, and a highly reliable, available, and secure platform.

The HDS provides the customer with "instant on" access to a rich and powerful set of development services, with the training and access to expertise required to quickly become productive.

By simplifying customer adoption, the HDS expands Rational's accessible market. By providing new sources of value to customers, the HDS provides Rational with the means to increase its revenue per user. This combination of more users and more revenue per user is a compelling opportunity for Rational.

To better understand the strategic context surrounding the HDS, let's take a brief look at the state of the software industry. It is widely recognized that software capability is essential to almost every business in the world. The business of developing software is becoming the world's most important industry. From medical devices to aircraft, from automobiles to telecommunications equipment, to the Internet itself, to automate any and ultimately every important business process - software is the foundation on which business strategy, execution, and results depend.

Senior managers understand and have internalized this perspective. As a result, major businesses know that they depend on software, they know that the productivity and effectiveness of their software development teams is critical to their success. The HDS, by augmenting and enhancing Rational Suite, will accelerate Rational's ability to address this challenge for the customer.

Catapulse and the HDS will add to Rational's business value in four high impact areas: first, Rational will achieve a significant increase in the size of its accessible market; second, Rational will be able to increase the total value per user that it is delivering to customers; third, Rational will able to achieve a more predictable, profitable, and accelerating business model by leveraging the fact that the HDS will increase the percentage of Rational's business that is done on a repeatable subscription basis; fourth, the HDS results in a much more intimate and continuous relationship with the customer. As a result the HDS becomes the customer's platform for everything relating to the work and work product of software teams. From the customer's point of view the transformation of Rational's product solution into a bona-fide platform leads to a deep level of customer commitment creating both high "switching" costs and high barriers to competitive entry.

The bottom line is that by enhancing and augmenting Rational's strategy with Catapulse and the HDS Rational is changing the rules - the HDS will lead to a new world both for the customer in terms of our ability to deliver value, and for competitors in terms of our ability to create a unique and sustainable position.

Let's review what the Catapulse service or HDS is and what it does for customers. Customers recognize that the HDS is a new class of solution delivering a new level of value - this is a powerful position for us to build on. Customers appreciate the fact that the HDS is fully integrated with the industry leading Rational Suite as well as with software products from many other key partners.

The HDS allows the customer to "fortify their development environment" by providing a professionally managed hosted infrastructure that is available, reliable, secure, and scalable - from the customer's point of view this is an extremely valuable, easy to understand, and high ROI service. Customers recognize that this infrastructure is critical to their success and that providing it is a core competency of the HDS. Customers also recognize that this infrastructure is not and most likely would never become a core competency that they themselves would be able to develop.

The HDS provides a common project workspace, an internet-based collaborative environment, and a solution for capturing, sharing and reusing the core content and intellectual property assets that drive the software development process. These capabilities result in increased team productivity and a high degree of reuse leveraging the customer's critical IP.

The Catapulse service becomes the platform containing all of the customer's critical software IP assets such as architectures, processes, designs, components, best practices, and access to specialized skills and knowledge. The HDS provides "instant access" to these IP assets when and where they can do the most good. For many customers this is the most valuable aspect of the HDS, since this IP is their most valuable asset and, in many cases, determines the customer's business success. In this one area alone the DHS value proposition is compelling. The customer's ROI conclusion is straightforward - the customer's ability to effectively capture software IP and share these assets throughout its business can significantly reduce development time and improving quality.

While Rational Suite pioneered the concept of "one stop shopping" for the software development industry - one package, one CD, one install, one license, one support vehicle, one upgrade and one release cycle the HDS goes further building on this concept. The HDS is provided to the customer and to all of the customer's software professionals and development teams from one single URL, simplifying customer adoption even further.

The addition of the HDS to Rational's product family provides the customer, for the first time, with the power to use their software development platform anytime, anywhere, any way.

The HDS provides a greatly enhanced customer value proposition in part because the HDS is a service and, as such, is continuously "on". As a result, Rational will be able to accelerate the delivery of new capabilities and features to customers while benefiting from the fact that the customer's adoption of new capabilities is simple and straightforward.

The HDS is a "ready to go" platform for software development. This results in another powerful and compelling benefit to the customer as the customer is able to, as we say, "equip their software development team in a day" and get right to work - accelerating development schedules and speeding time to market.

The HDS is in Beta release with a diverse set of five customers that are representative of the market opportunity we are focusing on. Catapulse is also working with a number of important strategic partners such as IBM, Microsoft, and NTT among many others.

The HDS Beta customers range from a fast growing ISV to a Fortune 100 financial services business and include several technically sophisticated systems integrators. Catapulse is, of course, using the HDS as its own development platform.

Let's take a closer look at one of our HDS customers to better understand the market accelerating potential of the HDS. Rational's customers include ninety percent of the Fortune 100 - these companies are among the largest and most successful businesses in the world - we feel that this example highlights the potential impact of the HDS on Rational's business.

IBM is a great example of how Catapulse extends the Rational opportunity. IBM is one of Rational's ten largest customers. Over the past two years IBM has done about $10 million in business with Rational - most of it with the IBM software group and very little with IBM Global Services.

Catapulse and IBM Global Services have entered into a contract that will make the HDS IBM Global Services preferred platform for software development. The estimated value of this agreement over the next three years is approximately $75 million and the business relationship has the potential to be worth much more.

Because this contract is a subscription agreement for the HDS service its recurring or repeating economic value, over time, is significant.

This single agreement has the potential to result in or lead to over $150 million in business over the next four years while reaching only a small portion of the available IBM Global Services subscriber base. The upside, even beyond this level of business, across the entire IBM Corporation, is enormous.

We feel that IBM Global Services is the world's leading high-technology systems integrator and developer of software systems. By working closely with IBM we will benefit from their expertise and accelerate the ongoing development of the HDS to the benefit of all of our customers.

Incremental to this agreement we have the opportunity to work with IBM to sell the HDS through to IBM Global Services customers. There is the opportunity that many of IBM Global Services thousands of customers might ultimately adopt the HDS as their own platform for software development.

This example highlights another important benefit of the HDS. We feel that the HDS is an example of the best attributes of the so-called "network effect" at work. Rational can drive down the average cost of the HDS as the number of subscribers within an account increases - while improving our own average profit per subscriber - and, at the same time, Rational can increase the average value of the HDS as the number of subscribers goes up within an account.

This is a beautiful and powerful result for Rational and for the customer. The conclusion of the "network effect" is that the network of subscribers within a given customer account will enlarge itself until it reaches its largest practical size - remember anytime, anywhere, any way.

The customer views the HDS platform as the key to achieving their most important goal - capturing and exploiting their software IP and attaining the benefits of a standard platform for their software development professionals and teams - as a result customers benefit from the network effect as much as we do. The network affect is a powerful force that we feel Rational can harness to grow into a "winner take most" market position.
Let's now review the financial impact of this transaction.

As Tom mentioned the value of the Catapulse transaction will be approximately $405 million and will be accounted for as a purchase transaction. Under purchase accounting rules, a portion of the transaction will be allocated to in-process R&D and expensed in the quarter the transaction is completed - which we expect to be the March quarter.

The balance of the purchase price will be allocated to deferred compensation as well as "goodwill" and other intangible assets and amortized over a three to five year period.

For the last three quarters, we have separately broken out the Catapulse results in our financial statements. In the September quarter, the Catapulse loss was approximately $17 million of which Rational's share was approximately $10 million.

We expect that the Catapulse loss will be approximately $17 million to $19 million in each of the December and March quarters on a stand-alone basis. Rational's share of these losses is estimated to be approximately $10 - $12 million.

After we close the transaction, we expect the expense run rate of Catapulse - or our ongoing investment in the HDS inside Rational to be $12 to 15 million per quarter. This level of investment takes into account financial synergies and staffing reductions made possible as a result of the combination.

The impact of the HDS on Rational's strategy, staffing plan, sales momentum, and market opportunity are such that Rational will be able to reduce its own roughly $100 million per quarter operating expense budget by about $10 million per quarter.

Looking at Q3 and Q4 we remain very comfortable with our previous guidance for these two periods. To review - the street consensus for Q3 is revenue in the $205 million range with pro-forma EPS of $.18 and for Q4 revenue in the $245 million range with pro-forma EPS of $.22. We feel that we are on track to report strong results in each of these two periods.

Looking at fiscal 02, our guidance for revenue has been $1.0 to $1.1 billion. As a result of the Catapulse acquisition we are very comfortable raising revenue guidance by $50 million leading to fiscal 02 revenue guidance of between $1.05 billion - $1.15 billion.

The HDS has the potential to have a significant impact on Rational's sales momentum and visibility, as a result we feel that while this new guidance continues to be very conservative it does firmly establish our confidence in the impact of the HDS.

Our customer's use of the HDS is priced on a subscription basis resulting, over time, in a predictable, smoothly flowing, and recurring revenue stream. Rational's Q2 bookings were made up of roughly 25 percent subscription-based agreements - mostly customer support contracts. The HDS has the potential to allow Rational to move, gracefully, over the next two years to having as much as 50 percent of its business based on subscription contracts. This more subscription-oriented business model is, we feel, inherently more profitable, more predictable and capable of attaining and sustaining higher rates of growth.

We remain very comfortable with our pro-forma EPS guidance of $.75 - $.80 for fiscal 02. We feel that this level of EPS guidance remains very conservative. Our high level of comfort in fiscal 02 EPS guidance takes into account the projected overall increase in our operating expenses as we continue to invest in the HDS and the additional shares issued as a result of this transaction.

We are mindful and respectful of the fact that this is a transaction between related parties - we have conducted ourselves accordingly. Acquiring Catapulse will cost Rational about 5.4 percent of its equity. The transaction is structured so that two thirds of the purchase price vests or is "un-locked" over a three to five year period providing a powerful retention incentive.

We believe that Catapulse and the HDS is an important and compelling opportunity. The Catapulse solution greatly expands our market opportunity and, at the same time, enables us to deliver more value to the customer - increasing our average revenue per customer.

With the HDS we become much more important and strategic to our customer's business success. Customer's need a platform for leveraging their software development IP and their software developers - we can deliver this platform.

Providing the platform for the world's most important industry and the world's most valuable knowledge workers - software developers - affords Rational the opportunity to grow to become one of the world's most important technology businesses.

We believe that the overall integration and execution risks are limited. The companies share a common vision, mission, and core values. The sales channel and sales force integration risks are negligible. The HDS is a natural and logical extension of Rational Suite. The Catapulse management team is superb, they are deeply committed, and they will strengthen and complement Rational's already strong, deep, and battle-hardened management team.

As co-founders of Rational and Chairman and CEO of the company Mike and I along with Tom Bogan our President and COO look forward to leading our team ahead to capitalize on this opportunity.

Mike, Tom, and I would now be pleased to address your questions.

Additional Information and Where to Find It

In connection with the proposed transaction, Rational will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Rational with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www/sec.gov. Free copies of the registration statement (when available) and other documents filed by Rational with the Securities and Exchange Commission may also be obtained from Rational by directing a request to Rational, Attention: Tim Brennan, 408-863-9900.

Rational and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Rational stockholders in favor of the proposed transaction. These directors and executive officers include Paul Levy, Michael Devlin, Les Denend, Al Schleicher, John Montague, Tom Bogan and Tim Brennan. Collectively, as of March 31, 2000, the directors and executive officers of Rational may be deemed to beneficially own approximately 6.4% of the outstanding shares of Rational common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when they become available.

               C. Internal Q&A Distributed on November 27, 2000

                      Rational and Catapulse Internal Q&A


1.   Why is Rational acquiring Catapulse and why is it doing it now?
      Rational believes that by acquiring Catapulse it can leverage and accelerate the success that Catapulse has already achieved. Given that Catapulse has proven their Hosted Development Service (HDS) works, the demand for it is clear, and other industry leaders have begun to move in the "software-as-a-service" direction, Rational believes this is an advantageous time to acquire Catapulse. Catapulse was about to launch itself as an independent company, but combining it into Rational saves the effort of building a new brand and identity. By moving now, Rational and Catapulse can fully align all their resources and creativity behind a single mission with a single focus. This is the right thing for customers and the right thing for both companies.

      The combined operations will be more efficient from a financial, development, marketing, and sales perspective. The Catapulse Hosted Development Service complements the Rational Suite solution. Now is the time to join the Rational and Catapulse forces, before Catapulse expends resources on launching itself as an independent company.

      As usual, customers are the primary driver behind such business decisions at Rational. Over the last year Catapulse has been very successful in building a team, delivering an initial HDS, and signing major customer deals. Catapulse has substantially reduced the risk that existed a year ago and demonstrated the power and reach of the HDS model. The HDS allows a customer to start a project very rapidly, without hiring administrators, buying machines, setting up the development environment, etc. This leverages the Rational Suite solution, makes it available to a wider audience than today, and increases ROI for customers by speeding project delivery.

      The HDS gives customers a more reliable, more secure and more scalable development infrastructure than most customers are capable of building. By leveraging the web, the HDS also supports a level of team/corporate collaboration that greatly improves project communication. The HDS also captures customer experience and intellectual property in a way that facilitates reuse and iterative development.

      Initial customer reaction has been very positive, as evidenced by the IBM deal recently announced by Catapulse (another indication of the leverage and acceleration the HDS brings to the Rational solution). IBM Global Services (IGS) has committed to the HDS as their standard development environment. Many Systems Integrators (SI's), Independent Software Vendors, and organizations that depend on software will find the HDS business model and the HDS deployment flexibility compelling.

      Rational has always intended to sell the HDS along with Rational Suite, but Rational now believes that by merging Catapulse into Rational the combined companies can more efficiently deliver, market, and sell both offerings. There are many synergies between Rational Suite and Catapulse; in fact, Rational expects that over the next several years the HDS will have the same impact on Rational's product and business strategy that Rational Suite has had over the last several years.

      Given that Catapulse has proven the HDS technology works, the demand for it is clear, and other industry leaders have begun to move in the "software-as-a-service" direction, Rational believes this is an advantageous time to acquire Catapulse. Catapulse was about to launch itself as an independent company, but combining it into Rational saves the effort of building a new brand and identity. By moving now, Rational and Catapulse can fully align all their resources and creativity behind a single mission with a single focus. This is the right thing for customers and the right thing for both companies.

2.   What is the vision for the combined companies?
      The Rational/Catapulse combination is more straightforward than most acquisitions, in that the two companies have very similar visions - as well as very similar core values.

      The core of the vision is the recognition that software is the most important industry in the new economy, and that the 14 million professionals around the world building the software that runs the new economy are in need of greatly improved support. By providing a range of solutions that enables those professionals to build higher quality software in a shorter period of time Rational can offer tremendous value to is customers. Ensuring the success of these customers requires great products, services, and an organization that is completely dedicated to customer success.

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

      The HDS will be a central theme in the vision, immediately allowing Rational to provide a wider range of offerings to the customer. Combined with the Rational Suite, the Catapulse HDS enables Rational to offer its e-development solution to a customer "anytime, anywhere, any way."

      The combination of Rational Suite and the Catapulse HDS is unparalleled in the software industry and can propel Rational to a company many times its current size. Software is the world's most important industry, and Rational is positioned to be the most important technology company in the new economy. Companies that depend on software depend on Rational.

3.   What is the HDS and what benefits does it offer?

4.   What were the parameters of the deal?
      Rational will acquire Catapulse by issuing common stock of Rational. Catapulse shareholders will receive one share of Rational for every xx shares of Catapulse common stock (or equivalent) that they own.

      For employees who own hold stock options in Catapulse, the options will be converted into Rational options at the same conversion ratio of xx. For example, if an employee holds options for 1,000 shares of Catapulse that is exercisable at $1.00 per share - it will convert to xxx shares of Rational at an exercise price of $xx.xx. The options will continue to be subject to the same vesting and other provisions of the original option.

5.   When will the deal close?
      The transaction will close after it receives the required regulatory approvals (Hart Scott Rodino) and Rational's shareholders approve the issuance of the new common stock of Rational. It is expected to take 60 to 90 days to complete these items.

6.   What is the status of the HDS? Are there currently paying customers?
      Yes. Catapulse released its second "Early Access" release on November 1, 2000. The initial Early Access release commenced September 1, 2000. Catapulse has a number of customers already using or committed to using the HDS. These customers are all paying for the service with commitments up to 12 months, several of whom are already experiencing value from the service and are actively scaling the number

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      of users. Their reasons for using the service are varied, but each one of them believe that Catapulse will provide a competitive advantage in their respective market spaces. The feedback to date has been excellent. The breakdown by industry includes 14% "Fortune 50" financial services company, 28% Independent Software Vendors, and 58% System Integrators.

7.   When will the HDS be generally available through Rational?
      The HDS is available immediately in a limited-release for selected customers

8. Given the heavy operational requirements of a hosted service how will Rational scale this business?
      A key part of the core competence Catapulse has developed over the last year is the skills and processes required to manage the operational aspects of a hosted service. Catapulse hired many people that brought these skills from other companies and has assembled a team and infrastructure that is very capable of handling this need. Catapulse now brings this expertise to Rational who will leverage it into a broad offering.

9. Does this transaction impact Rational's business model and forward guidance?
      Yes. Rational explained the impact and revised guidance on the conference call it held on November 27, 2000.

10.  Are there any changes to the roles for Paul Levy, Mike Devlin and Tom
     Bogan?
      No. Paul Levy remains as Rational's chairman, Mike Devlin remains as Rational's CEO, and Tom Bogan remains as Rational's president.

11. Will any of the Catapulse offices be closed? Will any of them remain? There's a small Catapulse San Francisco office that will be closed. However, the main Catapulse offices in Cupertino will continue as Rational offices.

12.  How many people are currently employed at Catapulse?
      As of mid-November, about 200

13.  Will any Catapulse or Rational positions be eliminated?
      Yes. As in any acquisition there are always some redundant or unnecessary positions. We are identifying these positions and working

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      with the affected individuals to try to find other suitable positions for them within Rational. We are doing everything possible to retain as many people as possible and expect the number of people impacted to be small. One of Rational's biggest challenges is hiring enough talented people to keep pace with our growth, so the skilled people at Catapulse are a welcome addition to our team.

14. Once Catapulse people are part of Rational will their compensation plans, benefits, etc. be the same as Rational employees?
      Yes. Rational is one team - whether an employee joins us by leaving another company or by being acquired, they are treated the same as any Rational teammate.

15.  What is the organizational structure for Catapulse joining Rational?
      The HDS Product Group will become part of the Rational Suite business Unit, led by Jim Adkins, and it will report to Dave Bernstein; Claudia Dent will report to Jim. The Catapulse Marketing team will become a part of the Rational Marketing team. The Catapulse Field and Business Development organizations will merge with the Rational Field and Business Development organizations. The Catapulse Finance, Admin, HR, and Support teams will integrate with the Rational Finance, Admin, HR and Support teams.

16.  Will there be a separate sales force for the HDS?
      No. The HDS will be another of the many ways that Rational can deliver its e-development solution to its customers, and it will be sold by our new combined field organization.

17. Will Rational modify its corporate message and story to include the HDS? Yes. When the HDS is generally available it will be integrated into Rational's standard corporate message (embodied on the web, in brochures, presentations, etc.). Early versions of this have already been produced and are being used with key strategic partners and early-access customers, who are responding positively.

18.  When will we start selling the HDS?
      The HDS is available today in a limited released for North American customers. The Catapulse product team will continue to work toward their established milestones; the Rational/Catapulse combination does not change any planned Catapulse release dates.

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19.  What should I do if customers ask about HDS?
      If they are just curious, tell them about the public Q&A on our web site at URLXXXX. If you believe there may be a real sales opportunity involved, contact Burton Goldfield at (408) 863-5167 or bmg@catapulse.com.

20. How will the equity of Catapulse owners (e.g., Rational, Benchmark Capital, Mike Devlin, Paul Levy, Catapulse employees) get converted?
      The capital structure of Catapulse includes preferred stock owned principally by Rational and Benchmark Capital, common stock owned by Paul Levy, Mike Devlin, and other Catapulse employees, warrants, and stock options held by employees.

      The stock of Paul Levy and Mike Devlin will also convert to Rational common stock, subject to the following provisions. Their stock that originally vested over four years from the founding of Catapulse and was subject to acceleration in this transaction will now vest over five years beginning with the closing date of the transaction. Paul and Mike made these changes to more explicitly express their commitment to this combination and the vision of the combined company. The treatment of stock options of Catapulse employees is described above.

Additional Information and Where to Find It

In connection with the proposed transaction, Rational will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Rational with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www/sec.gov. Free copies of the registration statement (when available) and other documents filed by Rational with the Securities and Exchange Commission may also be obtained from Rational by directing a request to Rational, Attention: Tim Brennan, 408-863-9900.

Rational and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Rational stockholders in favor of the proposed transaction. These directors and executive officers include Paul Levy, Michael Devlin, Les Denend, Al Schleicher, John Montague, Tom Bogan and Tim Brennan. Collectively, as of March 31, 2000, the directors and executive officers of Rational may be deemed to beneficially own approximately 6.4% of the outstanding shares of Rational common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when they become available.